SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                            VORSATECH VENTURES, INC.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                   92904P 10 8
                         ------------------------------
                                 (CUSIP Number)

                                  Weiguo Zhang
                             15200 Shady Grove Road
                               Rockville, MD 20850
                                 (301) 840-3888
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 15, 2005
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  Beams Power Investment Corporation

         I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

                  Not Applicable
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|  (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  BVI
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                                     36,000,000
NUMBER OF                          ---------------------------------------------
SHARES                              8       SHARED VOTING POWER
BENEFICIALLY                                                  0
OWNED BY                           ---------------------------------------------
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            36,000,000
PERSON                             ---------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  36,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  72%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to 36,000,000 shares of common stock of Vorsatech Ventures, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 15200 Shady Grove Road, Suite 350, Rockville, MD 20850.

ITEM 2. IDENTITY AND BACKGROUND

      (a) - (c) This statement on Schedule 13D is filed by Beams Power Investment Corporation ("Beams") ("Reporting Person") and each of the officers and directors of Beams. The Reporting Person's business address is Akara Building, 24 DeCastro St., Wickhans Cay I, Road Town, Tortola, British Virgin Islands. The addresses of each of the Officers and Directors are the same as the Reporting Person.

            Name                                     Title
--------------------------------------------------------------------------------
Xiuqing Meng                            Director and beneficial owner

Weiguo Zhang                            Chief Operating Officer
--------------------------------------------------------------------------------

      (d) and (e) During the past five years, each Reporting Person and officer thereof has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On July 15, 2005, pursuant to a Share Exchange Agreement dated as of June 14, 2004 by and among the Issuer, Thomas Braun, Berlin Capital Investments, Inc., Beams Power Investment Limited, Strong Gold Finance Ltd. and Synutra (the "Share Exchange Agreement"), the Issuer issued 48,879,500 shares of its common stock in exchange for all of the issued and outstanding shares of Synutra, Inc., an Illinois corporation ("Synutra") that owns all the registered capital of six companies organized under the laws of the People's Republic of China (the "Exchange").

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Preferred Stock was acquired pursuant to the Merger Agreement as described in Item 3 hereof.

      The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

      Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above. ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

Reporting Person                    Number of Shares       Percentage of Total     Citizenship
----------------                    ----------------       -------------------     -----------

Beams Power Investment Limited         36,000,000                  72%                 BVI

Xiuqing Meng*                              -0-                     -0-            Hong Kong SAR

Weigno Zhang                               -0-                     -0-                 USA

      * Xiuqing Meng is the beneficial owner of all the issued and outstanding shares of Beams Power Investment Limited.

      (b) Beams holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

      (c) None of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                -----------
1.1                        Share Exchange Agreement dated as of June 14, 2005,
                           incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on July 15,
                           2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


                                             Date:  July 25, 2005


                                             /s/ Xiuqing Meng
                                             ----------------------------
                                             Xiuqing Meng


                                             /s/ Weigno Zhang
                                             ----------------------------
                                             Weigno Zhang

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